NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES SELLS
1225 CONNECTICUT AVENUE, NW IN WASHINGTON, DC

NEW YORK, December 10, 2010 – Brookfield Properties Corporation “Brookfield Office Properties” (BPO: NYSE, TSX) today announced that it has sold the office building at 1225 Connecticut Avenue, NW in Washington, DC to the World Bank for $216 million.

Brookfield Office Properties acquired the eight-story property containing 240,000 rentable square feet as part of the Trizec portfolio in 2006. At that time, it was a functionally obsolete, class C building in a desirable location.  Brookfield undertook a $32 million redevelopment program which completely transformed the property into an attractive, sustainable, trophy asset.

Upon completion of the redevelopment program in 2008, Brookfield leased 100% of the building’s rentable office space to the World Bank. The building was among the first redeveloped buildings in the United States to achieve LEED CS (Core & Shell) Platinum certification – the highest standard for environmental friendliness in commercial properties.

“Through our proactive leasing efforts and redevelopment capabilities we have created considerable value in this asset,” said Dennis Friedrich, president and chief executive officer of Brookfield Office Properties’ U.S. Commercial Operations. “In keeping with our capital recycling strategy, we will be proactive in seeking similar opportunities to create value within the DC market.”

Brookfield will be retained as the managing agent for the property which will ensure seamless building operations as ownership changes hands.

Brookfield Office Properties maintains a significant stake in the Greater DC office market, invested in 30 properties encompassing 7.6 million square feet across the central business district of Washington, DC and metro submarkets in Northern Virginia and Suburban Maryland.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 111 properties totaling more than 76 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.